Listed Funds Trust
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 10, 2022
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:     Listed Funds Trust (the “Trust”)
File No. 811-23226
Changebridge Capital Long/Short Equity ETF and Changebridge Capital Sustainable Equity ETF (each a “Fund” and collectively the “Funds”)
Dear Ms. Larkin:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Preliminary Proxy Statement for the Funds filed July 21, 2022 (SEC Accession No. 0000894189-22-004967). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.    With respect to the fourth question in the Q&A section; per Item 5 of Schedule 14A please add disclosure here and elsewhere in the proxy statement, as applicable, pertaining to Mr. Lorusso’s interest in the transaction.
Response:    Mr. Lorusso’s sole interest in the transaction was a greater ownership interest in the Adviser, which currently is not accompanied by a monetary benefit. While the Trust believes this aspect of the transaction is disclosed in various sections of the Preliminary Proxy Statement currently, the Trust will incorporate additional statements to this effect.
Comment 2.    Please confirm in correspondence the date that the Board approved the Interim Advisory Agreement and tell us the material terms of such agreement. Please also tell us the circumstances that led to the Funds being unable to rely on Rule 15a-4 and provide a legal analysis, explaining why Proposal 2 satisfies section 15 of the Investment Company Act of 1940, as amended (the “1940 Act”) and its policy goals.
Response:    The Trust confirms that the Board approved the Interim Advisory Agreement on May 3, 2022. The Trust further confirms that material terms of the Interim Advisory Agreement are the same as the Prior Advisory Agreement with the exception of its term provision. After further consideration of the facts surrounding the Recapitalization, the Trust believes the date of the change of control was not April 18, 2022 but May 18, 2022. As a result, the Trust believes the Funds can rely on Rule 15a-4(b)(1) under the Investment Company Act of 1940 (the “1940 Act”) to enter into the Interim Advisory Agreement, and confirms that the conditions of Rule 15a-4(b)(1) are satisfied. The Funds’ reliance on Rule 15a-4(b)(1) obviates the need to include Proposal 2 and it, therefore, has been removed from the amended Preliminary Proxy Statement to be filed.
Comment 3.    Please tell us how fees payable under the Interim Advisory Agreement are and will be handled, for example, are they being held in escrow and under what circumstances will they be released.
Response:    The Funds intend to rely on Rule 15a-4(b)(1) with respect to its Interim Advisory Agreement and thus, are not required to comply with the escrow provision applicable to Rule 15a-4(b)(2). The Funds’ day-to-day operating expenses will continue to be paid by the Adviser out of the management fees it receives from the Funds, consistent with the Funds’ unitary fee arrangement disclosed in the Funds’ Prospectus, during the interim period. Currently, each

Listed Funds Trust
615 East Michigan Street | Milwaukee, Wisconsin 53202

Fund’s day-to-day operating expenses exceed the advisory fee amount paid to the Adviser. As a result, the Adviser is not retaining any advisory fee revenue currently.
Comment 4.     Please tell us supplementally what is intended by the statement, “[a]ny amounts accrued in excess of each Fund’s operating expenses (excluding the advisory fee) will not be paid to the Adviser unless and until shareholders approve such payment as proposed by Proposal 2”; and why such payments are consistent with Section 15 of the 1940 Act.
Response:    As referenced in response to the previous comments, the Trust has removed Proposal 2 from the amended Preliminary Proxy Statement.
Comment 5.     With respect to the Q&A question, “[w]ill the approval of the Proposals result in an increase in the fees or expenses payable by the Funds?” – please revise the disclosure here and under Proposal 2 to disclose the amount of fees payable to the Adviser under the Interim Advisory Agreement as of a recent date. Please also disclose operating fees paid to date under the Interim Advisory Agreement.
Response:     The Trust has revised the disclosure accordingly. As referenced in response to the previous comments, the Trust has removed Proposal 2 from the amended Preliminary Proxy Statement.

Comment 6.     Please revise the disclosure on the cover page of the proxy statement to include the ability for         shareholders to obtain a free copy of the Funds’ semi-annual report in addition to its to annual report.
Response:     The Trust has revised the disclosure in question to add the availability of the Funds’ semi-annual report.
Comment 7.     Proposal 1 – please confirm that you have provided all of the information required under Item 6(e), Item 22(a)(3)(v), Item 22(c)(5)&(6), and Item 22(c)(10), as applicable.
Response:     The Trust confirms that the disclosure required by Item 6(e) is not applicable to this filing. With respect to Item 22(a)(3)(v), the Trust confirms that there have been no purchases or sales of securities of the Adviser, since the beginning of the most recently completed fiscal year, by any Trustee. With respect to Item 22(c)(5), the Trust notes that Mr. Lorusso is the only “...officer, employee, director, general partner, or shareholder...” of the Adviser and the required disclosure for this Item is included on page 3 of the Preliminary Proxy Statement. With respect to Item 22(c)(6), the Trust confirms that no Trustee has a material interest, direct or indirect, in any material transactions during the Funds’ most recently completed fiscal year, nor in any material proposed transactions. With respect to Item 22(c)(10), the Trust confirms that the Adviser does not act as an investment adviser to any other fund that has an investment objective similar to that of either Fund.
Comment 8.     Please tell us supplementally, why the Interim Advisory Agreement will remain in effect until the earlier of, 150 days from May 3 or the approval of the New Investment Advisory agreement.
Response:    The Interim Advisory Agreement will now remain in effect until the earlier of 150 days from May 18, 2022, the date of the change of control and termination of the Prior Advisory Agreement, or the shareholder approval of the New Advisory Agreement.
Comment 9.     Please add disclosure required by Item 22(c)(11)(i)&(ii), if applicable.
Response:    The Trust notes that the disclosure required by Item 22(c)(11)(i)&(ii) is included in the proxy statement under the heading “Recommendation of the Board of Trustees” beginning on page 4.
Comment 10    Please add disclosure required by Item 22(c)(13)&(14).
Response:     The Trust notes that the disclosure required by Item 22(c)(13)&(14) is included in the proxy statement on page 4; “For the fiscal period November 12, 2020 (commencement of operations)

Listed Funds Trust
615 East Michigan Street | Milwaukee, Wisconsin 53202

through October 31, 2021, neither Fund paid commissions on portfolio brokerage transactions to brokers who may be deemed to be affiliated persons of the Fund, the Fund’s distributor, or any affiliated persons of such persons.” The Trust has revised the disclosure to address Item 22(c)(14).
Comment 11.    With respect to Proposal 2, please tell us in correspondence what controls and procedures are in place for determining the allocation between operating expenses and advisory fees under the Interim Advisory Agreement.
Response:     As noted, the Adviser is not currently receiving any advisory fees and the Trust does not anticipate that will change prior to obtaining shareholder approval of the New Advisory Agreement. The Adviser uses the entirety of the management fee paid by each Fund together with additional amounts from its own revenue and financial resources to pay each Fund’s day-to-day operating expenses. Further, as noted elsewhere in the correspondence, the Trust has removed Proposal 2 from the amended Preliminary Proxy Statement.
Comment 12.     With respect to the section “Evaluation by the Board of Trustees” – please revise to explain in clear and concise and understandable language, how the Board considered the appropriateness of paying operating expenses to the Adviser and how it considered Section 15 related concerns.
Response:     As the Funds are now relying on Rule 15a-4(b)(1) with respect to their interim advisory fee arrangements and thus, not required to escrow the management fees paid by the Funds, the Trust does not believe it is required to include such disclosure and respectfully declines to do so.
Comment 13.     With respect to the section “Other Business – Quorum Required” - please revise the disclosure “broker non-votes...will be treated as present for determining whether a quorum is present with respect to a particular matter.”; The Staff notes that these are non-routine proposals, and as such, under NYSE Rule 452, brokers are prohibited from voting in the absence of instructions of beneficial owners. Please revise this sentence to state that if a beneficial owner doesn’t provide instructions to his broker, the broker is not permitted to give a proxy with respect to such beneficial owners shares, accordingly, such shares will not count as present for quorum purposes or for purposes of section 4(a)(2) of the 1940 Act. The disclosure should also describe the effect on each vote of the absence of such shares from the meeting.
Response:     The Trust has revised the disclosure accordingly.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at 513.493.5880 or josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua Hinderliter
Joshua Hinderliter
Assistant Secretary